                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                           (AMENDMENT NO.        )(1)



                         Roberts Realty Investors, Inc.
                         ------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                    769900101
                                    ---------
                                 (CUSIP Number)



                            ------------------------






--------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 769900101                   13G                      Page 2 of 5 Pages


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
   1        NAME OF REPORTING PERSONS                          James M. Goodrich
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)


                                                             (b)

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   3        SEC USE ONLY

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   4        CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S. Citizen

----------------------------------------------------------------------------------
       NUMBER OF            5      SOLE VOTING POWER                      14,787
        SHARES
     BENEFICIALLY         --------------------------------------------------------
       OWNED BY             6      SHARED VOTING POWER                   234,181
         EACH
       REPORTING          --------------------------------------------------------
      PERSON WITH           7      SOLE DISPOSITIVE POWER                 14,787

                          --------------------------------------------------------
                            8      SHARED DISPOSITIVE POWER              234,181

----------------------------------------------------------------------------------
   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON                     248,968

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  10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*
            The amount in Row 9 excludes (1) 6,835 Units and 22,879 shares owned by a trust for the benefit of one son of Mr. Goodrich and his wife, of which she is a trustee, and (ii) 6,835 Units and 24,879 shares owned by a trust for the benefit of another son of Mr. and Mrs.
            Goodrich, of which his wife is also a trustee. Mr. Goodrich disclaims beneficial ownership of such shares and Units, and the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities.
----------------------------------------------------------------------------------
  11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.6%

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  12        TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  Roberts Realty Investors, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(a)         Name of Person Filing:

                  James M. Goodrich

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  524 Manor Ridge Drive
                  Atlanta, GA 30305

Item 2(c)         Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  769900101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:

                  Mr. Goodrich beneficially owns 248,968 shares, composed of (i) 14,787 shares owned by Mr. Goodrich through an IRA, (ii) 48,075 units of limited partnership interest in Roberts Properties Residential, L.P. that may be exchanged for an equal number of shares of Common Stock and 81,628 shares, in each case owned jointly by Mr. Goodrich and Penelope Goodrich, his wife, and (iii) 104,478 shares owned by Goodrich Enterprises, Inc., of which Mr. Goodrich is the President. Amount

                  Beneficially Owned excludes (i) 6,835 Units and 22,879 shares owned by a trust for the benefit of one son of Mr. and Mrs. Goodrich, of which Mrs. Goodrich is a trustee, and (ii) 6,835 Units and 24,879 shares owned by a trust for the benefit of another son of Mr. and Mrs. Goodrich, of which Mrs. Goodrich is also a trustee. Mr. Goodrich disclaims beneficial ownership of such shares and Units,

                  (b)      Percent of Class:

                           5.6%

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or to direct
                                    the vote                            14,787

                           (ii)     shared power to vote or to direct
                                    the vote                             234,181

                           (iii)    sole power to dispose or to direct
                                    the disposition of                   14,787

                           (iv)     shared power to dispose or to direct
                                    the disposition of                   234,181

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  The dividends or proceeds from the sale of 104,478 shares owned by Goodrich Enterprises, Inc., of which Mr. Goodrich is the President, would be distributed to such company.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 13, 1998
                                             -----------------
                                             (Date)

                                             /s/ James M. Goodrich
                                             ---------------------
                                             (Signature)

                                             James M. Goodrich
                                             -----------------
                                             (Name/Title)